Exhibit 99.1

AMTD Digital Inc. Adopts Independent Majority Board Structure, Following AMTD IDEA’s Practice in Place

August 30, 2022 04:05 PM Eastern Daylight Time

NEW YORK & SINGAPORE & HONG KONG — (BUSINESS WIRE) — AMTD Digital Inc. (“AMTD Digital” or the “Company”) (NYSE: HKD), a comprehensive one-stop digital solutions platform in Asia, today announced new directors’ appointment to power up its board of directors (the “Board”).

Dr. Feridun Hamdullahpur and Ms. Joanne Shoveller have been appointed as independent directors of the Company.

As a result of the foregoing appointments, the Board currently consists of six directors, a majority of which are independent directors.

Dr. Hamdullahpur has also been appointed as the chairman of the audit committee. Dr. Hamdullahpur has served as an independent director of AMTD Group, the Company’s controlling shareholder, since January 2019 and is also currently the chairman and independent director of AMTD IDEA Group, which controls the Company. Dr. Hamdullahpur currently serves as the Chancellor of International Business University. He served as the sixth president and vice-chancellor of the University of Waterloo from 2010 to 2021. Prior to that, he served as a vice-president academic and provost at the University of Waterloo from September 2009 to September 2010. Dr. Hamdullahpur has served as a member of the strategic advisory board of Sorbonne University since 2014, and member of the international advisory board of King Abdulaziz University since 2017. He has served as chair of the Waterloo Global Science Initiative since 2016. In 2015, Dr. Hamdullahpur was appointed chair of the Leadership Council for Digital Infrastructure in Canada. Dr. Hamdullahpur was named a fellow of the Canadian Academy of Engineering in July 2014. Dr. Hamdullahpur was awarded the Queen Elizabeth II Diamond Jubilee Medal in January 2013 in acknowledgement of his leadership in education and innovation. Dr. Hamdullahpur graduated from the Technical University of Nova Scotia with a bachelor’s degree in mechanical engineering in 1976 and a master’s degree in mechanical engineering from Technical University of Istanbul in 1979. Dr. Hamdullahpur received his Ph.D. in chemical engineer from the Technical University of Nova Scotia in 1985.

Ms. Shoveller has been the president and vice chancellor of International Business University since January 2022, Ms. Shoveller served previously as vice president of advancement at the University of Waterloo from 2017 to 2021. Prior to that, Ms. Shoveller held progressive roles in part-time and continuing education, university advancement and the Ivey Business School at Western University. In 1997 she was assigned to Hong Kong as part of the small team that founded Ivey’s Asian campus, executive MBA, research, case-writing and fundraising programs. In 2001 Ms. Shoveller influenced the successful closure of the Ivey Campaign then assumed leadership of the Ivey MBA program until 2004, diversifying and strengthening its student cohort and steering curriculum development. Ms. Shoveller led the advancement teams at the University of Guelph from 2004 to 2012 and INSEAD Business School in France from 2012 to 2016, building alumni, donor and corporate relations, multiplying charitable giving, contributing to strategic direction and launching two capital campaigns. Ms. Shoveller is a volunteer with organizations based in North America, Europe, Asia, Australia and Africa, from which she brings a rich international perspective to her work, along with unique insights into the student, faculty, employer and alumni experience. Ms. Shoveller holds a Bachelor of Art from Wilfrid Laurier University and MBA from Ivey Business School, Western University.

Dr. Timothy Tong, Chairman of the Board of the Directors and an independent director of the Company, indicated: “On behalf of AMTD Digital’s Board of Directors, I welcome Dr. Feridun Hamdullahpur and Ms. Joanne Shoveller to join the board as independent directors. Both Dr. Hamdullahpur and Ms. Shoveller have extensive management and leadership experience that will help the board guide the future development of the company. I look forward to working closely with Dr. Hamdullahpur and Ms. Shoveller”.

Dr. Feridun Hamdullahpur stated, “I am pleased to be appointed as an independent director to the board of directors of AMTD Digital. As the independent chairman of the board of directors of AMTD IDEA Group, I have witnessed the birth and growth of AMTD Digital. Now, as a member of its board, I will have greater opportunity to participate in and contribute to its future success. Under Dr. Timothy Tong’s chairmanship and together with my colleague Joanne Shoveller who is joining the board, I believe AMTD Digital is stronger both in execution of its vision, and in governance.”

Ms. Joanne Shoveller mentioned, “The decades ahead are filled with great global opportunities and challenges with digital at the heart of a great majority of the responses and solutions. It is an honor to join AMTD Digital as the company serves its global clients in adapting to a rapidly moving digital economy and society.”

The current composition of the board not only allows the Company to adopt an independent majority board structure, but also to assemble and enjoy a great knowledge hub for the sharing of wisdom, business expertise, and best practices from presidents of three renowned universities (current and retired ones) to guide the Company’s future strategy.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform in Asia. Its one-stop digital solutions platform operates four main business lines including digital financial services, SpiderNet ecosystem solutions, digital media, content and marketing, as well as digital investments. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital Inc.’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

IR Office

AMTD Digital Inc.

TEL: +852 3163-3298

EMAIL: ir@amtdigital.com

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